UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the quarterly report for the second quarter ended June 30, 2011 of Elster Group SE dated July 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: July 29, 2011

Elster Group SE

Quarterly Report for the Three and Six Months

Ended June 30, 2011

Table of contents

Presentation of Financial and Other Information	i
Special Note Regarding Forward-Looking Statements	i
Unaudited Condensed Consolidated Interim Financial Statements	F-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Legal Proceedings	14
Risk Factors	15

In this Report, references to:

•	“we”, “us”, “our company”, “our group”, “Elster”, “Elster Group” and the “Group” refer to Elster Group SE and, unless the context otherwise requires, to our subsidiaries; and

•	“Report” refers to this Current Report on Form 6-K containing information for the six-months period ended June 30, 2011

Presentation of Financial and Other Information

Our condensed consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars. In this Report, references to “dollars,” “$” or “USD” are to U.S. dollars. References to “euro,” “€” or “EUR” are to euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union, or EMU, of the Treaty Establishing the European Community, as amended from time to time. References to “pounds sterling,” “£” or “GBP” are to the British pound sterling. The noon buying rate of the Federal Reserve Bank of New York for the euro on July 22, 2011 was €1.00 = $1.4366.

Our financial year ends on December 31 of each year. References to any financial year refer to the year ended December 31 of the calendar year specified.

Figures presented in tabular format may not add up to the total or percentages presented due to rounding.

We also present financial information that we calculate by translating the results from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the prior year. We refer to this presentation as “constant currency.” The most important of these other functional currencies is the euro and to a lesser extent the pound sterling.

Special Note Regarding Forward-Looking Statements

This Report contains forward-looking statements. Elster may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

i

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on Form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.

ii

Unaudited Condensed Consolidated Interim Financial Statements

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Interim Financial Statements (unaudited)	Page
Consolidated Statements of Operations for the three and six months ended June 30, 2011 and 2010	F – 2
Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	F – 3
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010	F – 5
Notes to the Condensed Consolidated Financial Statements	F – 6

Elster Group SE
Consolidated Statements of Operations
(in thousands of U.S. Dollar ($), except per share data)
(unaudited)

	Three Months Ended June 30,		Six Months ended June 30,
	2011	2010	2011	2010
Revenues	$486,670	$433,104	$930,553	$831,280
Cost of sales	-328,122	-293,568	-625,553	-574,606
Gross profit	$158,548	$139,536	$305,000	$256,674

Operating Expenses
Selling expenses	-47,257	-40,687	-91,369	-80,774
General and administrative expenses	-36,909	-33,360	-74,026	-69,873
Research and development expenses	-27,320	-20,726	-53,472	-41,381
Other operating income (expense), net	-493	-2,377	1,129	-382
Operating income	$46,569	$42,386	$87,262	$64,264
Non-Operating Expenses
Interest expense, net	-12,146	-16,906	-19,048	-38,360
Loss on extinguishment of debt	-13,438	0	-13,438	0
Other income, net	965	1,214	2,067	1,749
Total non-operating expenses	$-24,619	$-15,692	$-30,419	$-36,611
Income before income tax	$21,950	$26,694	$56,843	$27,653
Income tax expense	-6,935	-9,656	-16,953	-11,111
Net income from continuing operations	$15,015	$17,038	$39,890	$16,542
Net income from discontinued operations	$-	$2,570	$-	$2,570
Net income	$15,015	$19,608	$39,890	$19,112
Net income attributable to noncontrolling interests	655	784	1,634	1,220
Net income attributable to Elster Group SE	$14,360	$18,824	$38,256	$17,892

Basic income per share
Income from continuing operations	$0.51	$0.64	$1.36	$0.20
Income from discontinued operations	0.00	0.16	0.00	0.16
Basic income per share	$0.51	$0.80	$1.36	$0.36

Diluted income per share
Income from continuing operations	$0.51	$0.64	$1.35	$0.20
Income from discontinued operations	0.00	0.16	0.00	0.16
Diluted income per share	$0.51	$0.80	$1.35	$0.36

Weighted average shares outstanding
Basic	28,220,041	16,320,750	28,220,041	16,320,750
Diluted	28,238,175	16,320,750	28,236,462	16,320,750

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE
Consolidated Balance Sheets
(in thousands of U.S. Dollar ($))

	June 30, 2011	December 31, 2010
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$129,852	$216,294
Accounts receivable (net of allowance for doubtful accounts of $10,772 and $9,732, respectively)	312,557	278,217
Receivables from related parties	10,145	14,197
Inventories	174,444	154,549
Prepaid expenses	14,687	21,122
Other current assets	50,309	52,863
Income tax refunds	18,761	14,501
Deferred tax assets	17,060	16,022
Total current assets	$727,815	$767,765

Noncurrent assets
Property, plant and equipment, net	$212,074	$202,899
Other intangible assets, net	206,509	216,406
Goodwill	983,080	936,950
Other assets	54,189	31,496
Deferred tax assets	9,307	8,741
Total noncurrent assets	$1,465,159	$1,396,492
Total assets	$2,192,974	$2,164,257

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE
Consolidated Balance Sheets
(in thousands of U.S. Dollar ($), except share data)

	June 30, 2011	December 31, 2010
	(unaudited)
Liabilities and Equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13,979	$13,486
Payroll, bonuses and related accruals	60,535	57,808
Short-term debt and current portion of long-term debt	18,735	18,010
Accounts payable	231,232	204,343
Warranties	34,683	31,564
Other current liabilities	77,836	74,514
Deferred revenue	5,863	4,039
Income tax payable	19,599	17,863
Deferred tax liabilities	7,345	6,694
Total current liabilities	$469,807	$428,321
Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	145,358	137,490
Payroll, bonuses and related accruals	1,497	1,326
Long-term debt, less current portion	728,399	822,447
Other non-current liabilities	43,975	40,505
Income taxes payable	18,949	17,271
Deferred tax liabilities	66,564	60,668
Total noncurrent liabilities	$1,004,742	$1,079,707

Total liabilities	$1,474,549	$1,508,028

Equity
Ordinary shares, €1 nominal value (28,220,041 shares authorized, issued and outstanding as of June 30, 2011 and December 31, 2010)	36,528	36,528
Additional paid-in capital	651,648	651,038
Accumulated deficit	-30,601	-68,858
Accumulated other comprehensive income	51,272	22,006
Total equity attributable to Elster Group SE	$708,847	$640,714
Noncontrolling interests	$9,578	$15,515
Total equity	$718,425	$656,229
Total liabilities and equity	$2,192,974	$2,164,257

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE
Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. Dollar ($))
(unaudited)

	Six Months ended June 30,
	2011	2010
Cash flows from operating activities	$75,075	$37,010

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-23,230	-18,111
Proceeds from disposals of property, plant and equipment and intangible assets	1,862	1,483
Net cash flow used in investing activities	$-21,368	$-16,628

Cash flows from financing activities
Proceeds from issuance of Senior Notes	364,600	0
Proceeds from other bank borrowings	412,001	43,681
Payment of deferred financing cost	-20,577	0
Repayment of bank borrowings	-900,597	-36,302
Repayment of capital lease obligations	-271	-271
Dividends to noncontrolling interests	-6,400	0
Net cash flow from (used in) financing activities	$-151,244	$7,108

Net increase (decrease) in cash and cash equivalents	$-97,537	$27,490
Effect of exchange rate fluctuations on cash held	11,095	-3,876
Cash and cash equivalents at January 1	216,294	75,392
Cash and cash equivalents at June 30	$129,852	$99,006

Income taxes paid	20,229	10,825
Interest paid	20,085	24,367

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of U.S. Dollar, except per share data)

(unaudited)

1.	Corporate information

Elster Group SE, Essen, Germany, was originally incorporated as Gold Silver S.à r.l. on October 4, 2004 as a Luxembourg corporation to serve as a vehicle for private equity funds advised by CVC Capital Partners; it acquired the Ruhrgas Industries Group from E.ON Ruhrgas AG on September 12, 2005. After being renamed Nightwatch Investments S.à r.l. and further renamed Elster Group S.à r.l. on March 15, 2006, it was legally reorganized and became Elster Group SE, Luxembourg. Elster Group SE transferred its jurisdiction of incorporation from Luxembourg to Essen, Germany, on February 23, 2010 and is now a German corporation. The name changes and legal reorganizations were transactions under common control of the owners.

On October 5, 2010 Elster Group SE completed an initial public offering of 18,630,000 American Depository Shares, each American Depository Share representing one-fourth of an ordinary share. Our 2010 Annual Report on Form 20-F provides further information regarding the initial public offering.

The business of Elster Group SE and its subsidiaries (hereinafter referred to as the “Company” or “Elster Group”) is the development, manufacturing and distribution of metering solutions for water, gas and electricity, as well as gas utilization and distribution products. The products and services are offered in more than 130 countries for residential, commercial and industrial customers.

2.	Basis of presentation

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to the extent applicable to interim financial statements. The condensed consolidated interim financial statements reflect all adjustments which are of a normal recurring nature that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Certain information and disclosures have been condensed or omitted in these condensed consolidated interim financial statements which should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and accompanying notes thereto which are included in our 2010 Annual Report on Form 20-F.

Operating results and cash flows for interim periods are not indicative of the results and cash flows that may be achieved for the years ending December 31.

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns; reserves for obsolete inventory; useful lives of fixed assets and intangible assets; impairments of goodwill and long lived assets; the valuation and recognition of derivatives, deferred tax assets, and share-based compensation; and provisions for employee benefit obligations, warranties, environmental liabilities, income tax uncertainties and other contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis.

Basis of consolidation

The accompanying condensed consolidated financial statements include the accounts of Elster Group SE, Essen, Germany, and its subsidiaries.

Elster Group uses the equity method of accounting for its investment in entities if it has significant influence on their operating and financial policies, but no control.

All intercompany balances and transactions have been eliminated.

Foreign currency translation

The condensed consolidated interim financial statements are presented in thousands of U.S. dollars (“USD” or “$”) which is the reporting currency of Elster Group, except for per share amounts.

Gains and losses from foreign currency transactions are included in other operating income, net. The net foreign exchange loss in the three months ended June 30, 2011 and 2010 was $-1,554 and $-1,202, and $-36 and $-628, for the six months ended June 30, 2011 and 2010, respectively.

Derivative financial instruments

Elster Group enters into foreign currency forward contracts in order to manage currency risks arising from its forecasted foreign currency denominated cash flows. Elster Group enters into these contracts in order to limit future foreign exchange rate risk. Elster Group also enters into interest rate swaps to manage its interest rates on its long-term debt.

Elster Group does not utilize derivative instruments for speculative purposes.

All derivatives are measured at fair value and reported either as current assets, if the fair value is positive, or as current liabilities, if the fair value is negative, on the consolidated balance sheet. All changes in fair value of derivatives are recorded in income unless a derivative is designated as hedging instrument.

Elster Group designates certain foreign currency forward contracts as a hedge of foreign currency denominated cash flows. The effective portion of the change in fair value of those foreign currency derivatives designated in a cash flow hedge is initially recognized in other accumulated comprehensive income and the ineffective portion is recognized in operating income; the balance recorded in other accumulated comprehensive income is subsequently recognized in income in the same period as the hedged item affects income.

Share-based payments

Elster Group has a Long-Term Incentive Plan (“LTIP”) that provides for the award of unvested American Depository Shares, each of which represent one-fourth of an ordinary share, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions. The requisite service period is generally the vesting period stated in the award.

Rembrandt Holdings SA, Luxembourg, the immediate parent and controlling shareholder (“Rembrandt”), sponsored a Management Equity Program (“MEP”) through Nachtwache Metering Management Vermögensverwaltungs GmbH&Co. KG (“Management KG”), an entity which was controlled by Rembrandt. The MEP has granted certain members of senior management of Elster Group share-based payments. The obligation of the parent related to the MEP arrangement was accounted for as a cash-settled plan and remeasured through September 30, 2010, the date of listing in connection with the initial public offering. In connection with the initial public offering, previously unvested awards under the MEP became vested and all grantees were entitled to benefits from the sale of Elster shares rather than a formula value. Accordingly, the date of the initial public offering was the final measurement date for the MEP, aggregate compensation expense was determined based on the fair value of $52 per ordinary share which was derived from the offering price of four American depositary shares representing one ordinary share. We recognized compensation expense for the MEP and a corresponding contribution by the parent in additional paid-in capital within equity because the Company did not make or fund any payments under the MEP. Neither Elster Group nor Rembrandt Holdings SA will obtain a tax benefit from payments made to the Company’s executives under the terms of the MEP.

A summary of total compensation cost for all share based payment awards recognized in general and administrative expense and additional paid-in capital by period is presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in $ thousands)
LTIP compensation cost	$210	$-	$609	$-
MEP compensation cost	-	675	-	1,416
Total compensation cost	$210	$675	$609	$1,416

Warranty provisions

Elster Group offers warranties on its products. The estimated cost of warranty claims is accrued based on historical and projected product performance trends and costs. Warranty claims are reviewed in order to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provision and makes adjustments when necessary.

The following table presents the change in the warranty provision for the three months and six months ended June 30, 2011 and 2010:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands)
Beginning balance	$32,426	$31,394	$31,564	$34,762
Warranties issued	6,016	1,073	7,884	1,779
Utilizations	-4,052	-3,520	-6,084	-6,432
Foreign exchange fluctuation	293	-1,256	1,319	-2,418
Ending Balance	$34,683	$27,691	$34,683	$27,691

3.	Discontinued operations

In 2006 Elster Group sold its heat treatment business in accordance with the decision of Elster Group’s management to focus on the Group’s key competence as a metering solutions provider. Elster Group agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business and recorded a liability for an expected purchase price adjustment resulting from such indemnification. In the second quarter of 2010 Elster Group obtained evidence that the issue underlying the indemnification had been resolved and released the accrued liability. The $2,570 gain arising from this release of a liability for expected purchase price adjustment was recorded as income from discontinued operations.

4.	Employee termination and exit costs

Elster has restructured some of its operations, in particular the manufacturing processes of certain products. Associated with these restructuring programs were the termination of manufacturing activities and the transfer of these activities to other Elster sites or to outside manufacturing service providers. In certain cases this caused the closure of an entire Elster site. In addition, the restructuring measures included the reduction of headcount and resulted in employee termination benefit costs.

In the second quarter of 2011 a restructuring activity was initiated within the water segment to transfer the manufacturing activities from Colombia, and there was the completion of a previously established restructuring program in the gas segment. The charges for employee termination and exit activities recognized in the statements of operations were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands)
Involuntary termination costs	$414	$764	$501	$762
Outsourcing and relocation costs	28	310	54	590
Total costs	$442	$1,074	$555	$1,352

The following summary presents employee termination and exit costs by segment for the three and six months ended June 30, 2011 and 2010:

	Gas		Electricity		Water
Three Months Ended June 30,	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$249	$480	$15	$-11	$178	$605

	Total segments		Corporate		Total
	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$442	$1,074	$-	$-	$442	$1,074

	Gas		Electricity		Water
Six Months Ended June 30,	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$334	$200	$43	$233	$178	$919

	Total segments		Corporate		Total
	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$555	$1,352	$-	$-	$555	$1,352

The following table presents the change in the restructuring liability:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands)
Beginning balance	$1,636	$6,995	$2,223	$10,768
Accrued	28	848	92	1,120
Payments made	-328	-3,182	-1,079	-6,596
Releases	0	-427	0	-628
Foreign exchange fluctuation	34	-441	134	-871
Ending balance	$1,370	$3,793	$1,370	$3,793
Thereof
Current	1,370	3,140	1,370	3,140
Noncurrent	0	653	0	653

5.	Earnings per share

The following table summarizes the information used to compute earnings per share for the three and six months ended June 30:

	Three Months Ended June 30,		Six Months ended June 30,
	2011	2010	2011	2010
Numerator - Basic and Dilutive
Net income attributable to Elster Group SE	$14,360	$16,254	$38,256	$15,322
Accretion of dividends on preferred shares	0	-5,801	0	-12,087
Income from continuing operations attributable to Elster Group SE - basic and dilutive	$14,360	$10,453	$38,256	$3,235
Income from discontinued operations	0	2,570	0	2,570
Net income attributable to ordinary shareholders - basic and diluted	$14,360	$13,023	$38,256	$5,805

Denominator - Basic and Dilutive

Basic weighted average number of ordinary shares outstanding	28,220,041	16,320,750	28,220,041	16,320,750

Effect of dilutive securities - unvested shares	18,134	0	16,421	0
Diluted weighted average number of ordinary shares outstanding	28,238,175	16,320,750	28,236,462	16,320,750

6.	Inventories

Inventories consist of the following:

	June 30, 2011	December 31, 2010
	(in thousands)
Raw materials	$141,148	$130,456
Work in progress	19,081	17,509
Finished goods	46,954	37,307
	$207,183	$185,272
Reserves	-32,739	-30,723
Inventories	$174,444	$154,549

7.	Property, plant and equipment

Property, plant and equipment, including assets under capital lease, consist of the following as of June 30, 2011 and December 31, 2010:

June 30, 2011	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$33,914	$336	$33,578
Buildings	63,237	20,961	42,276
Plant and machinery	201,954	104,146	97,808
Other equipment	37,744	15,090	22,654
Construction in Progress	16,366	608	15,758
Property, plant and equipment	$353,215	$141,141	$212,074

December 31, 2010	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$31,584	$328	$31,256
Buildings	59,139	18,183	40,956
Plant and machinery	186,301	87,282	99,019
Other equipment	32,464	10,758	21,706
Construction in Progress	10,621	659	9,962
Property, plant and equipment	$320,109	$117,210	$202,899

Depreciation expense for the three months ended June 30, 2011 and 2010 was $10,673 and $9,950 and for the six months ended June 30, 2011 and 2010 was $20,831 and $20,021, respectively.

8.	Goodwill and other intangible assets

Intangible assets consist of the following:

June 30, 2011	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$29,057	$9,492	$19,565
Customer related assets	226,586	114,510	112,076
Contract-based intangible assets	61,976	50,511	11,465
Technology-related intangible assets	154,749	91,346	63,403
Other intangible assets	$472,368	$265,859	$206,509
Goodwill	$983,080	$-	$983,080

December 31, 2010	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$27,493	$8,817	$18,676
Customer related assets	217,608	99,356	118,252
Contract-based intangible assets	56,913	43,968	12,945
Technology-related intangible assets	146,973	80,440	66,533
Other intangible assets	$448,987	$232,581	$216,406
Goodwill	$936,950	$-	$936,950

Amortization expense for the three months ended June 30, 2011 and 2010 was $10,799 and $10,909 and for the six months ended June 30, 2011 and 2010 was $21,282 and $22,529, respectively.

The change in goodwill balance from December 31, 2010 to June 30, 2011 is a result of changes in foreign exchange rates.

9.	Pension and other long-term employee benefits

The components of net periodic benefit costs for pension benefit plans for the three and six months ended June 30, 2011 and 2010 are:

German plans	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands)
Service cost	$297	$278	$580	$582
Interest cost	1,314	1,144	2,563	2,398
Amortization of net gain	-17	-29	-34	-61
Net periodic benefit cost	$1,594	$1,393	$3,109	$2,919

Foreign plans	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands)
Service cost	$103	$118	$202	$242
Interest cost	970	955	1,933	1,925
Expected return on plan assets	-954	-839	-1,902	-1,688
Amortization of net loss	73	16	145	32
Net periodic benefit cost	$192	$250	$378	$511

The components of net periodic benefit costs for other employee benefit plans for the three and six months ended June 30, 2011 and 2010 are:

German plans	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands)
Service cost	$319	$439	$622	$918
Interest cost	86	92	167	191
Net periodic benefit cost	$405	$531	$789	$1,109

Foreign plans	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands)
Service cost	$107	$107	$183	$214
Interest cost	297	368	595	734
Amortization of prior service cost	-311	-305	-622	-609
Amortization of net gain	-240	-139	-481	-278
Net periodic benefit cost (credit)	$-147	$31	$-325	$61

Elster expects to pay $2,595 in contributions to defined benefit plans in 2011. As of June 30, 2011 Elster made contributions of $1,682.

10.	Changes in Equity and Comprehensive Income (Loss)

	2011			2010
Three Months Ended June 30,	Total equity attributable to Elster Group SE	Noncon-trolling interests	Total equity	Total equity attributable to Elster Group SE	Noncon-trolling interests	Total equity
	(in thousands)
Beginning balance	$687,557	$9,210	$696,767	$412,267	$6,365	$418,632
Share-based compensation arrangement	210	0	210	675	0	675
Dividends paid to noncontrolling interests	0	-81	-81	0	0	0
Comprehensive income:
Changes in actuarial gains (losses) and past service costs, net of tax effect of $181 and $171 in 2011 and 2010 respectively	-317	0	-317	-283	0	-283
Foreign currency translation adjustments	6,912	-206	6,706	-13,413	726	-12,687

Change in fair value of cash flow hedges, net of tax effect of $-58 and $306 in 2011 and 2010 respectively	125	0	125	-697	0	-697
Net income	14,360	655	15,015	18,824	784	19,608
Total comprehensive income	$21,080	$449	$21,529	$4,431	$1,510	$5,941
Change in scope of consolidated companies	0	0	0	1,486	0	1,486
Ending balance	$708,847	$9,578	$718,425	$418,859	$7,875	$426,734

	2011			2010
Six Months Ended June 30,	Total equity attributable to Elster Group SE	Noncon-trolling interests	Total equity	Total equity attributable to Elster Group SE	Noncon-trolling interests	Total equity
	(in thousands)
Beginning balance	$640,714	$15,515	$656,229	$416,551	$6,153	$422,704
Share-based compensation arrangement	609	0	609	1,416	0	1,416
Dividends paid to noncontrolling interests	0	-6,400	-6,400	0	0	0
Comprehensive income:
Changes in actuarial gains (losses) and past service costs, net of tax effect of $384 and $345 in 2011 and 2010 respectively	-609	0	-609	-566	0	-566
Foreign currency translation adjustments	29,324	-1,171	28,153	-17,223	502	-16,721

Change in fair value of cash flow hedges, net of tax effect of $-243 and $306 in 2011 and 2010 respectively	553	0	553	-697	0	-697
Net income	38,256	1,634	39,890	17,892	1,220	19,112
Total comprehensive income (loss)	$67,524	$463	$67,987	$-594	$1,722	$1,128
Change in scope of consolidated companies	0	0	0	1,486	0	1,486
Ending balance	$708,847	$9,578	$718,425	$418,859	$7,875	$426,734

11.	Debt Refinancing

On April 21, 2011 Elster Group refinanced all of the outstanding indebtedness under its old senior facilities agreement (“SFA”) which resulted in the principal repayment of $866,627 and the termination of the SFA. The funds used to repay the SFA consisted of $109,380 in available cash, $359,131 of funds from the issuance of €250 million of senior notes due in April 2018 (“Senior Notes”), and $398,117 of funds drawn from a new multicurrency revolving credit and bank guarantee facilities agreement (“RCF”). The refinancing resulted in a $13,438 second quarter write-off of unamortized debt issuance cost associated with the SFA.

The RCF includes a syndicate of 13 banks and consists of a €450 million multicurrency revolving credit facility and a €140 million multicurrency revolving letter of guarantee facility, each maturing in April 2016. Loans granted under the RCF will bear interest at a variable rate (Euribor or Libor) plus an applicable margin. The RCF debt outstanding as of June 30, 2011 is $364,522 and the weighted average interest rate was 2.5%.  We capitalized debt issuance cost of $12,580 in the second quarter related to the RCF that will be amortized into interest expense over the 5 year term.

The Senior Notes have a coupon rate of 6.25% and interest is paid semi-annually. The Senior Notes debt outstanding as of June 30, 2011 is $361,324. We capitalized debt issuance cost in the second quarter of $8,011 related to the Senior Notes that will be amortized into interest expense over the 7 year term.

12.	Derivative financial instruments

Certain of Elster Group’s subsidiaries are exposed to changes in foreign currency exchange rates in connection with future payments or balances denominated in foreign currencies. The Group has set forth in a treasury guideline that all of its operations are to use forward currency contracts to manage their currency exposures under the supervision of Elster Group’s treasury department. It is the Group’s policy to enter into forward contracts only to hedge currency risks arising from underlying business transactions. The contracts are either designated as a cash-flow hedging instrument or are not designated. The main currencies in which Elster Group is engaged are USD, GBP and EUR. Depending on the nominal amount of the underlying transactions, foreign currency transactions denominated in other currencies may also be managed through Group treasury.

The notional amount of foreign currency forward contracts not designated for hedge accounting was $20,743 and $34,457 as of June 30, 2011 and December 31, 2010. The change in fair value for these contracts amounted to a gain of $65 and a loss of $187 during the three months ended June 30, 2011 and 2010 and to losses of $110 and $149 during the six months ended June 30, 2011 and 2010 and was recognized in operating income.

The notional amount of foreign currency forward contracts designated for cash flow hedge accounting was $4,680 and $10,250 as of June 30, 2011 and December 31, 2010. During the second quarter of 2011 we reclassified a loss of $156 from other comprehensive to income due to hedged items affecting income.  For the three months ended June 30, 2011 and 2010 we recognized losses of $31 and $697 in other comprehensive income for the change in fair value of foreign currency forward contracts designated for cash flow hedge accounting; for the six months ended June 30, 2011 and 2010 we recognized a gain of $553 and a loss of $697.

Elster Group subsidiaries, mainly in the Euro zone and in the United States of America, are also exposed to interest rate risks.  Elster Group recognizes on its balance sheet a number of interest rate swap agreements used as economic hedges, but these interest rate swaps are not designated as hedging instruments. The changes in fair value are recognized within interest expenses. The aggregated notional amount of the interest rate swaps was $519,054 and $672,754 as of June 30, 2011 and December 31, 2010. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $2,423 during the three months ended June 30, 2011 and an increase in the liability of $3,292 during three months ended June 30, 2010 and a decrease in the liability of $8,839 during the six months ended June 30, 2011 and an increase in the liability of $10,099 during six months ended June 30, 2010.

Embedded derivatives relate to contracts to purchase or sell non-financial assets in a foreign currency other than the currency in which the price of such assets is routinely denominated in international commerce.

13.	Fair value measurements

Fair value measurements are categorized according to a three-tier hierarchy, which prioritizes the inputs used in estimating fair values:

(i)        Level 1 is defined as observable input, such as quoted prices in active markets;

(ii)       Level 2 is defined as inputs other than quoted prices in active markets, that are directly or indirectly observable; and

(iii)      Level 3 is defined as unobservable inputs for which little or no market data exists, and therefore, requires an entity to develop its own assumptions.

The following table discloses the applicable hierarchy of estimates for the Company’s derivative instruments, which are the only financial instruments measured at fair value on a recurring basis:

	Fair values as of June	Fair value measurements using fair value hierarchy
	30, 2011	Level 1	Level 2	Level 3
	(in thousands)
Assets
Foreign currency forward contracts	$118		$118
Embedded derivatives	572		572

Liabilities
Foreign currency forward contracts	$109		$109
Foreign currency forward contracts designated as hedging instruments	45		45
Interest rate swaps	4,376		4,376
Embedded derivatives	1,081		1,081

	Fair values as of December	Fair value measurements using fair value hierarchy
	31, 2010	Level 1	Level 2	Level 3
	(in thousands)
Assets
Foreign currency forward contracts	$247		$247
Embedded derivatives	334		334

Liabilities
Foreign currency forward contracts	$124		$124
Foreign currency forward contracts designated as hedging instruments	608		608
Interest rate swaps	12,466		12,466
Embedded derivatives	533		533

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign currency forward contracts and embedded derivates as well, the forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rate prevailing at the balance sheet date for the respective currency.

The following table presents the carrying amounts and fair values of Elster Group’s financial instruments:

	June 30, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	(in thousands)
Cash and cash equivalents	$129,852	$129,852	$216,294	$216,294
Financial assets recognized at cost
Account receivables (without customer contracts)	280,593	280,593	256,764	256,764
Other assets	4,398	4,398	18,382	18,382
Financial assets at fair value
Derivatives recognized at fair value through income	690	690	581	581
Financial liabilities recognized at amortized cost
Accounts payables	231,232	231,232	204,343	204,343
Senior notes	361,324	364,261	0	0
All other debt	385,539	385,539	840,069	840,069
Other current and non current liabilities	42,811	42,811	40,066	40,066
Financial liabilities at fair value
Derivatives recognized at fair value through income	5,566	5,566	13,123	13,123
Derivatives designated as hedging instruments	45	45	608	608

The majority of financial assets have short maturities and therefore the fair value does not significantly differ from the carrying amount.

The fair value of the Senior Notes is based on a quoted price. The other debt has variable interest rates and therefore the fair value does not significantly differ from the carrying amount.

14.	Related party disclosures

Elster Group has business relationships with subsidiaries outside the scope of consolidation and other associates that are deemed related parties.

During the three months ended June 30, 2011 and 2010, Elster Group generated revenues with related parties of $9,271 and $8,315. During six months ended June 30, 2011 and 2010 revenues with related parties amounted to $19,589 and $16,721, respectively. As of June 30, 2011 and December 31, 2010, the Company had receivables due from related parties of $10,145 and $14,197 and payables due to related parties of $489 and $1,170.

15.	Segment reporting

The following tables present revenue and operating results information regarding Elster Group’s operating segments for the three and six months ended June 30, 2011 and 2010. Segment working capital comprises those balance sheet positions which represent the operating activities of the segment.

Corporate includes activities which are not allocated to any of the operating segments, as well as the effects from consolidation.

	Gas		Electricity		Water
	Jun 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Jun 2010
	(in thousands)
Consolidated Statements of Operations for the three months ended
Total revenues	$275,068	$223,931	$117,258	$115,901	$102,380	$99,949
thereof to external customers	274,838	222,511	111,789	111,435	100,043	99,158
thereof to other segments	230	1,420	5,469	4,466	2,337	791
Segment profit	$64,350	$53,791	$12,531	$13,366	$4,949	$10,721

	Total Segments		Corporate and Elimination		Consolidated Totals
	Jun 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Jun 2010
	(in thousands)
Consolidated Statements of Operations for the three months ended
Total revenues	$494,706	$439,781	$-8,036	$-6,677	$486,670	$433,104
thereof to external customers	486,670	433,104	0	0	486,670	433,104
thereof to other segments	8,036	6,677	-8,036	-6,677	0	0
Segment profit (loss)	$81,830	$77,878	$-11,872	$-4,523	$69,958	$73,355

Management adjustments prior to the second quarter 2011:
Foreign currency exchange effects					0	-1,202
Business process reengineering and reorganisation costs					0	-2,058
IT project costs					0	-242
Strategy development costs					0	-330
Management Equity Programm					0	-675
Expenses for preparation to become a public company					0	-3,315

Continuing management adjustments after the second quarter 2011:
Employee termination and exit costs 1					-963	-1,074
Depreciation and amortization					-21,461	-20,859
Interest expense, net					-12,146	-16,906
Loss on extinguishment of debt					-13,438	0
Income tax expense					-6,935	-9,656
Income from continuing operations					$15,015	$17,038

1 Employee termination and exit costs includes $521 for early retirement pension costs related to a prior restructuring program in Germany, these cost are included in the pension footnote.

	Gas		Electricity		Water
	Jun 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Jun 2010
	(in thousands)
Consolidated Statements of Operations for the six months ended
Total revenues	$530,799	$442,126	$216,696	$206,491	$198,771	$193,928
thereof to external customers	530,115	439,755	206,871	199,025	193,567	192,500
thereof to other segments	684	2,371	9,825	7,466	5,204	1,428
Segment profit (loss)	$129,167	$105,596	$16,212	$19,524	$12,132	$19,259

Consolidated Balance Sheets	Jun 2011	Dec 2010	Jun 2011	Dec 2010	Jun 2011	Dec 2010
Segment working capital	$142,165	$121,384	$56,588	$49,170	$53,916	$61,397

	Total Segments		Corporate and Elimination		Consolidated Totals
	Jun 2011	Jun 2010	Jun 2011	Jun 2010	Jun 2011	Jun 2010
	(in thousands)
Consolidated Statements of Operations for
the six months ended
Total revenues	$946,266	$842,545	$-15,713	$-11,265	$930,553	$831,280
thereof to external customers	930,553	831,280	0	0	930,553	831,280
thereof to other segments	15,713	11,265	-15,713	-11,265	0	0
Segment profit (loss)	$157,511	$144,379	$-25,344	$-13,527	$132,167	$130,852

Management adjustments prior to the second quarter 2011:
Foreign currency exchange effects					1,518	-627
Business process reengineering and reorganisation costs					-835	-2,058
IT project costs					-344	-913
Strategy development costs					0	-330
Management Equity Programm					0	-1,416
Expenses for preparation to become a public company					0	-6,611
Effects of termination of a distributor					0	-8,982

Continuing management adjustments after the second quarter 2011:
Employee termination and exit costs 1					-1,076	-1,352
Depreciation and amortization					-42,101	-42,550
Interest expense, net					-19,048	-38,360
Loss on extinguishment of debt					-13,438	0
Income tax expense					-16,953	-11,111
Income from continuing operations					$39,890	$16,542

1 Employee termination and exit costs includes $521 for early retirement pension costs related to a prior restructuring program in Germany, these cost are included in the pension footnote.

Consolidated Balance Sheets	Jun 2011	Dec 2010	Jun 2011	Dec 2010	Jun 2011	Dec 2010
Segment working capital	$252,669	$231,951	$-10,364	$-12,149	$242,305	$219,802

Accounts receivable/payable with associates					-4,088	-3,925
Advanced payments received / less paid					17,552	12,546
Current assets (other than accounts receivable and inventories)					240,814	334,999
Accounts payable					231,232	204,343
Noncurrent assets					1,465,159	1,396,492
Total assets					$2,192,974	$2,164,257

Decisions by the chief operating decision maker on how to allocate resources and assess performance are based on a reported measure of segment profit. The segment profit, used for purposes of such decisions, does not include depreciation and amortization, interest and income taxes and certain adjustments identified by management. Prior to the second quarter of 2011, the adjustments identified by management were derived from the definition of Adjusted EBITDA in the SFA. In connection with the refinancing that occurred in the second quarter, the SFA was terminated (see Note 11). The level of indebtedness of the company is significantly lower than in prior years as a result of the initial public offering in 2010 and the refinancing. Management reconsidered the transactions that warrant adjustments to determine segment profit in periods subsequent to the refinancing and will restrict the adjustments to significant non-recurring items including employee termination and exit costs. As a result of this change to our segment profit, items such as foreign currency exchange effects, strategy development costs, IT project cost, etc. will no longer be subject to adjustment after March 31, 2011. Segment profit for the three and six months ended June 30 is reconciled to net income from continuing operations in the respective tables above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements and the accompanying notes and other financial information included elsewhere in this Report and our audited annual financial statements and the accompanying notes and other financial information included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on March 10, 2011. We have prepared our unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP.

This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the SEC on March 10, 2011.

Overview

We are a global provider of gas, electricity and water meters and related communications, networking and software solutions with operations in more than 30 countries. Our diverse portfolio of products and solutions are used to accurately and reliably measure gas, electricity and water consumption as well as enable energy efficiency and conservation. We sell our products and solutions to utilities, distributors and industrial customers across gas, electricity, water and multi-utility settings for use in residential and commercial and industrial (“C&I”) settings. Our customers operate in more than 130 countries and include numerous large, medium and small utilities.

Our gas products and solutions are used in residential and C&I settings and are installed for a number of applications at various points along the gas distribution network, starting at the point of exploration and production and continuing throughout the transmission network. The gas industry requires downstream distribution metering at both main lines and service lines. In addition, other components in the gas distribution network play key safety roles in the gas industry by controlling pressure, switching supply on and off, as well as detecting leakage and pressure drops. Our product portfolio includes a broad range of mechanical and solid state meters (in which mechanical components and electronic devices, respectively, measure the flow of gas) and related components for residential and C&I use and related solutions, such as automated meter reading (“AMR”), advanced metering infrastructure (“AMI”), remote flow control, consumption regulation, measurement and meter data management (“MDM”) software solutions. Beginning in 2010 and continuing in 2011, we benefited from buoyant markets in the natural gas and gas-related business complemented by the increasing global trends of gasification in energy markets and the promotion of cleaner fuels and technologies. The demand in our gas segment was also supported by the positive economic trends and the improved economic global conditions in several regions in which we operate. Projects involving our Smart Offerings positively contributed to the increased demand for our gas metering products as well. We define Smart Offerings to include AMR, AMI and Smart Grid solutions and individual products, components and services for use in the Smart Grid. In our gas segment, we benefited from the deployment of our residential smart meters, particularly in North America, and our C&I smart meters, particularly in Europe. Our gas metering products are complemented by our gas utilization products, which comprise process-heating equipment, including burner-control systems for gas-fired industrial heat treatment processes, and heat-control systems for residential and commercial boilers. Beginning in the second half of 2010 and continuing in 2011, we experienced a continuing increased demand for products from our gas utilization portfolio across all main product lines supported by the positive economic trends. In particular, our industrial end-users in Europe, and to a lesser extent in Asia and North America, increased their capital expenditures. All these effects resulted in a significant increase in demand for our gas products across all major product groups and geographies in the six months ended June 30, 2011 compared to the six months ended June 30, 2010.

The products and solutions of our electricity segment are installed, in both residential and C&I settings, at the delivery point to the consumer and at various points within the electricity grid. Our products include transmission and distribution meters, which are high performance meters designed to measure the flow of electricity within a utility's grid. We offer numerous technologies to our electricity customers that can be adapted to the specifics of each market and the requirements of each customer and that include security functions, plug & play capabilities and IP-based protocols. In addition, our electricity segment offers most common communications technologies such as radio frequency (“RF”) mesh, power line carrier communications (“PLC”), cellular and satellite communication. We continued to deploy EnergyAxis solutions, our comprehensive portfolio of Smart Offerings solutions, in several countries in the Americas and Oceania for a range of mid-sized and large electricity and multi-utilities. Our utility customers have deployed smart meters in more than 94 EnergyAxis systems worldwide. In the first half of 2011, we experienced higher demand in Europe, largely from deliveries of our Smart Offerings, and, to a lesser extent, higher demand in Latin America due to investments in the electricity infrastructure coupled with higher economic growth in that region. In Europe, we also benefited from an expanded portfolio of our Smart Offerings, as a result of our increased research and development efforts and of an acquisition we completed in late 2009. These favourable trends were partially offset by lower revenues in North America and in the Middle East. We continue to observe, that some of our customers in North America are moving more deliberately with their evaluation processes for Smart Grid projects.

Within our water segment we offer a comprehensive water metering product portfolio covering brass and polymer based mechanical and solid state meters (in which water is measured by mechanical or electronic devices, respectively) for residential and C&I applications. Most of our meters can be equipped with pulse or encoded output devices for easy connection to reading, billing or water management systems, and cold and warm water versions are available on most product designs. We also work with other systems providers to develop AMR solutions, including meters with integrated radio technology for our sub-metering products. These products enable smaller system providers to utilize our technology in their solution offering. In our water segment, we experienced increased demand in the first six months of 2011 primarily in Western Europe and Oceania for our residential meters and our Smart Offerings, primarily due to infrastructure developments. This improvement in demand was offset by lower demand for our products in North America and in the Middle East where we recorded considerable project related revenues in the first six months of 2010. A slow-down of municipal spending also impacted demand in the United States.

All of these effects resulted in an aggregate revenue increase of $99.3 million, or 11.9%, from $831.3 million in the first six months of 2010 to $930.6 million in the first six months of 2011. Exchange rates also played an important role in our results in the first six months of 2011. In 2011, changes in foreign exchange rates, primarily through the weakening of the U.S. dollar against many foreign currencies, had a positive impact on our results. Had we translated our revenues for the first six months of 2011 from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the first six months of 2010 (which we refer to as a constant currency basis), we would have recorded revenues of $890.2 million, which would have been 7.1% higher than in the first six months of 2010.

Our net income was $39.9 million in the six months ended June 30, 2011, compared to a net income of $19.1 million in the six months ended June 30, 2010. The net income attributable to Elster Group SE was $38.3 million in the first six months of 2011, compared to a net income attributable to Elster Group SE of $17.9 million in the first six months of the prior year, with the improvement attributable to improved revenues coupled with a higher gross margin and decreased interest expenses, largely driven by the positive changes in the fair value of our interest rate swaps. Our net income in the six months ended June 30, 2011 was negatively impacted by a loss on extinguishment of debt in connection with the refinancing of outstanding indebtedness under the Senior Facility Agreement.

During the first six months of 2011, we recognized cash flows from operating activities of $75.1 million, as compared to cash flows from operating activities of $37.0 million in the first six months of 2010. The key drivers of the change were primarily higher revenues, improved gross margins and working capital improvements.

Backlog and Total Contracted Future Revenues

In the first six months of 2011, we booked new orders of $1,000.4 million into our backlog, which we refer to as new order intake. This was up $111.4 million, or 12.5%, from $889.0 million of new order intake in the six months ended June 30, 2010. New order intake increased considerably in our gas and electricity segments compared to the prior year period. New order intake in our water segment was at comparable levels to the prior year period. On a constant currency basis, our new order intake increased by $53.2 million, or 6.0%, in the first six months of 2011 compared to the first six months of 2010.

We define our total order backlog as open purchase orders across the entire company. Our total order backlog as of June 30, 2011 was $527.2 million, compared to $508.7 million as of June 30, 2010. We define our total contracted future revenues as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include anything that we define as backlog). At June 30, 2011, our total contracted future revenues were more than $1,070 million compared to more than $800 million at the end of the second quarter of 2010. While part of this increase was due to the higher total order backlog, the majority of the increase was driven by higher additional contract revenues in our gas segment, which was in particular driven by awarded contracts for gas utilization products. During the first six months of 2011, additional contract revenues includes orders that we expect under several of our existing framework contracts for our gas utilization products in the short-term and particularly in the mid-term.

We cannot predict how many purchase orders will ultimately be placed under these awarded contracts.

Results of Operations

Three and Six Months Ended June 30, 2011 Compared to Three and Six Months Ended June 30, 2010

Revenues.  The following table presents our revenues for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in $ millions)
Revenues	486.7	433.1	930.6	831.3

Our revenues increased by $99.3 million, or 11.9%, to $930.6 million in the six months ended June 30, 2011 compared to revenues of $831.3 million in the six months ended June 30, 2010. On a constant currency basis, our revenues increased by 7.1%. Our business has typically been impacted by the level of regional economic growth in the markets in which we operate and the level of investments by our customers in these markets. Economic growth and capital investment by our customers led to increased demand for our products and services in numerous countries in Europe and, to a lesser extent, in Asia, Latin America and Oceania. However, the revenue increase was partly offset by a decline in revenues in North America and the Middle East.

In the six months ended June 30, 2011, revenues in our gas segment increased by $88.7 million, or 20.1%, to $530.8 million compared to $442.1 million in the six months ended June 30, 2010. On a constant currency basis, gas segment revenues increased by 15.1%. This increase was driven primarily by a strong performance in Europe and, to a lesser extent, in North America, Asia and other markets.

In our electricity segment, revenues increased by $10.2 million, or 4.9%, to $216.7 million from $206.5 million. On a constant currency basis, electricity segment revenues increased by 1.7%. Revenues benefited from higher demand in certain European markets, primarily due to increased deliveries of our Smart Offerings, and in Latin America due to higher infrastructure investments. However, this was partly offset by a decline in revenues in North America, where we finalized major projects in 2010 and were not able to completely replace these revenues in the first half of 2011.

Revenues in our water segment increased by $4.9 million, or 2.5%, to $198.8 million from $193.9 million. However on a constant currency basis, water segment revenues decreased by 3.8%. Positive trends in Western Europe and Oceania were offset by lower revenues in North America and the Middle East due to the completion of major projects in 2010.

In the three months ended June 30, 2011, our total revenues increased by $53.6 million, or 12.4%, compared to the prior year period. On a constant currency basis, our total revenues increased by 3.5%. This growth was driven by the gas segment whereas the electricity and water segments were flat compared to the second quarter of 2010. The increase was driven primarily by an improved demand in Europe and, to a lesser extent, in Asia and Latin America.

For more information on our revenue development and trends, see “—Results of Operations by Segment in the Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010.”

Cost of revenues. The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	328.1	67.4	293.6	67.8	625.6	67.2	574.6	69.1
Gross profit	158.5	32.6	139.5	32.2	305.0	32.8	256.7	30.9

Our cost of revenues increased by $51.0 million, or 8.9%, in the first six months of 2011 compared to the six months ended June 30, 2010. This increase was primarily due to higher revenues. Our gross profit as a percentage of revenues increased to 32.8% in the first six months of 2011 from 30.9% in the prior year period. Several factors combined to drive this development in gross margins:

•
Our gross margin benefited from a shift in product mix towards higher-margin products, in particular gas utilization and C&I products. A shift in mix towards higher-margin gas products in higher proportion to electricity and water products positively impacted our overall margin as well compared to the prior year period.

•
In addition, gross margin in the six months ended June 30, 2010 were affected negatively by a write down of inventory in connection with our decision to terminate our relationship with one of our distributors in our electricity segment. The net impact on gross profit was $8.4 million in the first six months of 2010.

In the second quarter of 2011, our cost of revenues increased by $34.5 million, or 11.8% compared with the corresponding period of 2010, primarily due to the higher revenues in the quarter. Expressed as a percentage of revenues, cost of revenues decreased slightly.

Selling expenses.  The following table sets forth information on our selling expenses for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Selling expenses	47.3	9.7	40.7	9.4	91.4	9.8	80.8	9.7

Selling expenses increased by $10.6 million, or 13.1%, to $91.4 million, in the first six months of 2011 compared to the prior year period. Selling expenses expressed as a percentage of revenues, however, stayed relatively constant. Selling expenses increased due to higher revenues and expansion of our key account and opportunity management teams in marketing our Smart Offerings, particularly in Europe and North America as well as in Latin America. Higher advertising and travel expenses also contributed to this increase. The increase was partly offset by lower commissions notwithstanding higher sales, driven by a change in the country mix of our revenues. Selling expenses increased by $6.6 million or 16.2% in the second quarter of 2011 compared with the corresponding period in 2010.

General and administrative expenses. The following table sets forth information on our general and administrative expenses for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in millions	% of revenues	in millions	% of revenues	in millions	% of revenues	in millions	% of revenues
Management Equity Program	$-	-	$0.7	0.2	$-	-	$1.4	0.2
Other general and administrative expenses	36.9	7.6	32.7	7.6	74.0	8.0	68.5	8.2
Total general and administrative expenses	$36.9	7.6	$33.4	7.7	$74.0	8.0	$69.9	8.4

Our general and administrative expenses increased by $4.1 million, or 5.9%, to $74.0 million in the first six months of 2011. The increase was mainly driven by headcount additions and additional costs associated with being a public company as result of our initial public offering (“IPO”) which we completed in October 2010. We built up additional functions and hired personnel for departments necessary for a public company. In the first six months of 2010, we recorded expenses of $6.6 million in anticipation of becoming a public company, especially in respect of legal advice and other external services. General and administrative expenses expressed as a percentage of revenues, however, declined to 8.0% from 8.4% in the prior year.

In the first six months of 2010, we recorded a non-cash expense of $1.4 million related to the Management Equity Program (“MEP”). Until our IPO, we recognized compensation expense (or income) relating to the MEP in general and administrative expenses. This expense (or income) was determined by a reference to a formula-based valuation of the shares in our company under the MEP. Since the completion of our IPO, we are no longer required to recognize any charges or income related to the MEP. In connection with our IPO, a Long-Term Incentive Plan (“LTIP”) was implemented which provides for the award of unvested American Depositary Shares, each of which represent one-fourth of an ordinary share, for certain members of our management, including all of our Managing Directors and other key employees. Expenses related to the LTIP were about $0.6 million in the six months ended June 30, 2011 and are included in other general and administrative expenses.

Our general and administrative expenses increased by $3.5 million, or 10.5%, to $36.9 million in the second quarter of 2011, compared to the corresponding period of 2010, largely driven by increased headcount. However, expressed as a percentage of revenues, general and administrative expenses remained flat.

Research and development expenses.  The following table sets forth information on our research and development expenses for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Research and development expenses	27.3	5.6	20.7	4.8	53.5	5.7	41.4	5.0

Our research and development expenses increased by $12.1 million, or 29.2%, in the first six months of 2011 to $53.5 million, as compared to the first six months of 2010. This increase was driven by continued investments across each of our three business segments as we increased headcount in the research and development departments. We also increased the use of external services, including engineering consultants and research institutes, particularly in connection with our development of Smart Offerings.

In the second quarter of 2011, our research and development expenses increased by $6.6 million, or 31.9% to $27.3 million, compared to the second quarter of 2010, driven by our ongoing investments in new products in all of our business segments. We increased headcount and the use of external services in the research and development departments.

Other operating income (expense), net. The following table sets forth information on other operating income (expense), net for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Other operating income (expense), net	-0.5	-0.1	-2.4	-0.6	1.1	0.1	-0.4	0.0

Other operating income increased by $1.5 million in the six months ended June 30, 2011, compared with the corresponding period in 2010 primarily due to lower currency losses. In the second quarter of 2011, the decrease in operating expense of $1.9 million compared with the second quarter of 2010 was primarily attributable to lower currency losses supported by decreased bad debt expense.

Interest expense, net.  The following table sets forth information on interest expense, net for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	12.1	2.5	16.9	3.9	19.0	2.0	38.4	4.6

Interest expense decreased by $19.4 million, or 50.5%, to $19.0 million in the first six months of 2011 from $38.4 million in the first six months of 2010. This decrease resulted mainly from positive changes in the fair value of our interest rate swaps. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $8.8 million during the six months ended June 30, 2011 and an increase in the liability of $10.1 million during the six months ended June 30, 2010. In the three months ended June 30, 2011, interest expense decreased by $4.8 million, or 28.4%, compared with the corresponding period of 2010. This decrease was also primarily caused by changes in the fair value of our interest rate swaps. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $2.4 million during the three months ended June 30, 2011 and an increase in the liability of $3.3 million during the three months ended June 30, 2010.

Loss on extinguishment of debt.  The following table sets forth information on loss on extinguishment of debt for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Loss on extinguishment of debt	13.4	2.8	0.0	0.0	13.4	1.4	0.0	0.0

In the second quarter of 2011, we refinanced all of the outstanding indebtedness under our old Senior Facility Agreement (“SFA”) which resulted in the principal repayment and the termination of the SFA. The refinancing resulted in a $13.4 million second quarter non-cash charge to write-off of unamortized debt issuance cost associated with the SFA. This charge is presented as loss on extinguishment of debt in the statement of operations.

 Other income, net.  The following tables set forth information on other income, net for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Other income, net	1.0	0.2	1.2	0.3	2.1	0.2	1.7	0.2

Other income, net includes miscellaneous income, such as income from equity accounted investees and dividends from investments, and expenses not associated with other functional areas.

Income tax expense.  The following tables set forth information on our income tax expense for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Income tax expense	6.9	1.4	9.7	2.2	17.0	1.8	11.1	1.3

Our income tax expense increased by $5.9 million to $17.0 million in the six months ended June 30, 2011, compared to the corresponding period in 2010, primarily a result of higher income. In the second quarter of 2011, our income tax expense decreased by $2.8 million compared to the second quarter of 2010.

Net income.  The following table sets forth information on net income for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Net income	15.0	3.1	19.6	4.5	39.9	4.3	19.1	2.3

We recognized a net income of $39.9 million in the six months ended June 30, 2011, compared to a net income of $19.1 million in the prior year period. In the second quarter of 2011 the net income increased by $4.6 million compared to the second quarter of 2010.

Results of Operations by Segment in the Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010.

The following table sets forth operating data and segment profit for each of our three segments gas, electricity and water.

	Gas		Electricity		Water		Gas		Electricity		Water
	Three Months Ended June 30,						Six Months Ended June 30,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	(in millions)						(in millions)
Total revenues	$275.1	$223.9	$117.3	$115.9	$102.4	$99.9	$530.8	$442.1	$216.7	$206.5	$198.8	$193.9
thereof to external customers	274.8	222.5	111.8	111.4	100.0	99.2	530.1	439.8	206.9	199.0	193.6	192.5
thereof to other segments	0.2	1.4	5.5	4.5	2.3	0.8	0.7	2.4	9.8	7.5	5.2	1.4
Segment profit	$64.4	$53.8	$12.5	$13.4	$4.9	$10.7	$129.2	$105.6	$16.2	$19.5	$12.1	$19.3

We prepare our segment reporting in accordance with U.S. GAAP and report our segment profitability based on our internal reporting methodology for managing our segments, assessing their results internally and allocating our internal resources. This methodology may be different than those of other companies, and thus may not be comparable to similar measures reported by other companies.

We assess the performance of our segments using the measure “segment profit.” In determining segment profit, our management either adjusts for a number of items that it believes have little or no bearing on the day-to-day operating performance of our business segments or does not allocate those items to the segments. For further information regarding our segment results and changes we have made to the segment profit calculation in the second quarter of 2011, see Note 15 to our unaudited interim condensed consolidated financial statements included elsewhere in this Report.

Gas

Revenues. In the first six months of 2011, the gas segment revenues increased by $88.7 million, or 20.1%, to $530.8 million from $442.1 million in the first six months of 2010. On a constant currency basis, gas revenues increased by 15.1%.

The increase in our revenues in the first six months of 2011 compared to the first six months of 2010 was driven primarily by the continued improving economic environment and buoyant markets in the natural gas and gas-related business. This development was complemented by the increasing gasification in many energy markets and improved demand across the commercial, industrial and residential sector for the gas utilization product portfolio and gas metering products. Revenues were significantly higher in most major markets, particularly in Western Europe and, to a lesser extent, in Eastern Europe and North America.

Continued strong performance of all main product lines from the gas utilization product portfolio contributed to the results, as these products benefited from higher demand from our customers of our process heat and heat-control systems in the first six months of 2011. In particular, revenues for our heat-control systems and related services increased due to a higher demand for residential settings. Demand for all main gas metering product lines also improved in the first six months of 2011. We had particular strength in C&I gas meters, gas metering related services and projects, residential gas meters and electronic products as economic conditions continue to improve in most major markets and investment in gas infrastructure increased within Europe.

North American markets also contributed to the revenue improvement. In the first six months of 2011, we increased our revenues from residential meters in our gas segment, particularly through the combination of third-party AMR communication modules with our own meters. In addition, North American revenue growth was driven by improved demand for gas metering related services and C&I gas meters. This was partly offset by decreased demand for our gas distribution products which generated considerable project-related revenues in the first six months of 2010.

Segment profit. Our gas segment profit increased by $23.6 million, or 22.3%, from $105.6 million in the first six months of 2010 to $129.2 million in the first six months of 2011. The segment profit margin increased by 0.4 percentage points from 23.9% in the six months ended June 30, 2010 to 24.3% in the six months ended June 30, 2011. On a constant currency basis, our gas segment profit increased by 16.9%.

The segment profit increase was driven primarily by the increase in revenues and also by a shift towards higher-margin products and higher capacity utilization. The segment profit increase was partly offset by higher prices for raw materials used in manufacturing, which were primarily affected by increased global demand, and by increased expenses for additional headcount, primarily in manufacturing, sales and research and development. Increased product demand and our ongoing investments in new products were the primary drivers of the headcount increase. Gas segment profit also was offset partially by increased research and development expenses compared to the first six months of 2010, as we continued to focus on the development of new products, particularly for our Smart Offerings and our portfolio for gas infrastructure products.

The segment profit in our gas segment includes $4.7 million in income from participations from segments of the Elster Group other than the gas segment in the first six month of 2011, which decreased from $5.3 million in the same period of 2010.

Electricity

Revenues. In the six months ended June 30, 2011, electricity segment revenues increased by $10.2 million, or 4.9%, to $216.7 million from $206.5 million in the six months ended June 30, 2010. On a constant currency basis, electricity revenues increased by 1.7%.

The revenue increase is attributable primarily to higher revenues in Europe in the first half of 2011. The improved economic environment led to increased utility investments in electric metering infrastructure in both Western and Eastern Europe which led to increased deliveries of our Smart Offerings. Increased sales in Latin America and Asia also contributed to electricity segment growth, though to a lesser extent.

This increase was partly offset by lower revenues in North America. We finalized major projects in 2010 and were not able to completely replace these revenues in the first half of 2011. Project delays in the Middle East also negatively impacted revenues. Toward the end of 2010, we observed that some of our customers in North America were moving more deliberately with their evaluation processes for Smart Grid projects. This created a longer sales cycle, and it has had an impact on our revenues in the first half of 2011.

Segment profit. Our segment profit in electricity decreased by $3.3 million, or 16.9%, to $16.2 million in the six months ended June 30, 2011 from $19.5 million in the first six months of 2010. The segment profit margin decreased by 1.9 percentage points to 7.5% in the six months ended June 30, 2011 from 9.4% in the six months ended June 30, 2010. On a constant currency basis, our segment profit decreased by 18.5% in the first half of 2011.

Drivers for the segment profit decrease in the six months ended June 30, 2011, compared to the six months ended June 30, 2010, include higher costs associated with the continued investment in new product development, further upgrades of our EnergyAxis system, as well as new variants of our Apollo meter platform with different communication modules for use in residential smart metering systems. In addition, we recorded expenses related to new product implementations. The ongoing expansion of our sales force, focused on marketing our Smart Offerings particularly in Europe, Latin America and North America, resulted in higher selling expenses. To a lesser extent, segment profit was negatively affected by an expansion of our production capabilities.

Water

Revenues.  In the six months ended June 30, 2011, water segment revenues increased by $4.9 million, or 2.5%, to $198.8 million from $193.9 million in the first six months of 2010. On a constant currency basis, our revenues in the water segment decreased by 3.8%.

We recorded strong growth mainly in Western Europe, particularly for our volumetric residential product portfolio, where utilities’ investment grew. In Western Europe, we also benefited from increased revenues from our Smart Offerings. Our revenues in Oceania were positively impacted by project-related demand for residential meters and Smart Offerings. By contrast, in North America revenues were lower as we did not repeat the volume of considerable project-related revenues that we recorded in the first six months of 2010. A slow-down of municipal spending also impacted sales in the United States. In the Middle East and North Africa, we experienced a decrease in project related revenues compared to the first six months of 2010. Moreover, the uncertain political environment and the resulting effect on infrastructure spending negatively impacted our revenues in the Middle East and North Africa.

Segment profit.  The segment profit in our water segment decreased by $7.2 million, or 37.3%, from $19.3 million in the first six months of 2010 to $12.1 million in the six months ended June 30, 2011. The segment profit margin decreased by 3.9 percentage points, from 10.0% in the first six months of 2010 to 6.1% in the six months ended June 30, 2011. On a constant currency basis, our water segment profit decreased by 43.0% to $11.0 million.

Drivers for the segment profit decrease in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 include a less favorable geographic mix and the recording of a number of charges discrete to the second quarter of 2011. Price increases in some of our major markets also could not fully compensate for raw material price increases in the first six months of 2011. Prices in Latin America remained under pressure due to intense competition. Moreover, we continued to invest in research and development to enhance our smart meter water solutions, polymer metering product offering and product portfolio for Latin American markets.

Liquidity and Capital Resources

We derive most of our liquidity from cash flows from operations, the senior notes issued in April 2011 and borrowings under our new multicurrency revolving credit facility agreement. Our cash flows can be volatile and are sensitive to various factors including changes in working capital and the timing and magnitude of capital expenditures and payments on our indebtedness.

Cash Flows

	Six Months Ended June 30,
	2011	2010
	(in millions)
Cash flows from operating activities	$75.1	$37.0
Net cash flow used in investing activities	-21.4	-16.6
Net cash flow from (used in) financing activities	-151.2	7.1

Effect of exchange rate fluctuations on cash held	11.1	-3.9
Cash and cash equivalents at the end of the period	129.9	99.0

Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010

We recognized an operating cash inflow of $75.1 million in the first six months of 2011, as compared to an operating cash inflow of $37.0 million in the first six months of 2010. The key drivers of the change were primarily higher revenues at improved gross margins. Working capital improvements also contributed to the higher operating cash flow.

In the six months ended June 30, 2011, we recognized a net cash outflow of $21.4 million for investing activities, compared to a $16.6 million net cash outflow in the six months ended June 30, 2010. The outflows in the first six months of 2011 are attributable to replacement costs related to our production equipment, enhancement and expansion of production capabilities for Smart Offerings and the ordinary-course purchase of new computer software licenses for workstations and servers across our group.

Our cash outflow from financing activities was $151.2 million in the six months ended June 30, 2011, as compared to an inflow of $7.1 million in the six months ended June 30, 2010. Cash outflow was driven primarily by the refinancing of our outstanding senior indebtedness under the Senior Facility Agreement. In addition, we paid dividends to noncontrolling interests in the first six months of 2011. The cash inflow from financing activities in the first six months of the prior year was due to proceeds from our bank borrowings exceeded repayments.

During the six months ended June 30, 2011, our cash and cash equivalents decreased to $129.9 million at June 30, 2011. This decrease was mainly caused by the repayment of debt in connection with the refinancing, offset by cash flows from operating activities of $75.1 million. Exchange rate fluctuations on cash held also had a positive impact on our cash and cash equivalents. At December 31, 2010, we had cash and cash equivalents of $216.3 million.

Refinancing

On April 21, 2011, the Group refinanced all of its outstanding senior indebtedness under the Senior Facility Agreement with cash on hand ($109.4 million), the net proceeds from the issuance of €250 million aggregate principal amount of senior notes due 2018 (the “Senior Notes”) ($359.1 million) and amounts drawn ($398.1 million) under a new multicurrency revolving credit and bank guarantees facilities agreement (the “RCF”).

The Senior Notes were issued by our finance subsidiary Elster Finance B.V., are guaranteed by Elster Group SE and those of its subsidiaries that are guarantors under the RCF and are unsecured. The Senior Notes have a coupon of 6.25% per annum, payable semi-annually, and may be redeemed by us prior to maturity at specified redemption prices or upon certain changes in withholding taxes. The Senior Notes contain a number of covenants that restrict the Group’s ability to, among other things:

•	issue or incur additional debt;

•
declare or pay any dividends on or make any distribution on our capital stock, purchase or redeem any shares of our capital stock and make certain investments (we may make such restricted payments, among other things, out of up to 50% of the consolidated adjusted net income we generate from January 1, 2011, if we are not in default under the Senior Notes and our fixed charge coverage ratio is higher than 2:1 at such time);

•	enter into certain non-arm’s length transactions with affiliates;

•	grant liens on our assets unless the Senior Notes are also secured by such assets;

•	dispose of assets;

•	impose restrictions on the ability of subsidiaries to pay dividends to make other payments; and

•	consolidate or merge with or into another entity or sell, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of our company.

The terms of the Senior Notes will require us, in the event of a change of control of our company, to make an offer to each holder of the Senior Notes to repurchase all or any part of such holder’s Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. A change of control will occur, among other things, if a person or group (other than investment funds (or persons controlled by such funds, including Rembrandt) advised by CVC Capital Partners) becomes the beneficial owner of more than 50% of the voting power in our company.

The Senior Notes include customary events of default, including certain cross-acceleration and cross-payment defaults, the occurrence of which would enable the holders to declare the Senior Notes due and payable.

The refinancing resulted in a $13.4 million ($10.3 million net of tax) second quarter non-cash charge to write-off unamortized debt issuance cost associated with the RCF. We incurred refinancing cost of $12.6 million for the RCF and $8.0 million for the Senior Notes which will be capitalized and amortized into interest expense over their respective terms.

The RCF currently includes a syndicate of 13 banks and consists of a €450 million multicurrency revolving credit facility and a €140 million multicurrency revolving letter of guarantee facility, each maturing in April 2016. For further information concerning our RCF, please see the press release we issued on April 8, 2011.

Legal Proceedings

From time to time, we and our subsidiaries are involved in litigation in the ordinary course of our business activities. Currently, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had in the recent past, material effects on our financial condition or profitability. For further information on asbestos cases, please see “Item 8. Financial information—Legal Proceedings” of our Annual Report on Form 20-F dated March 10, 2011, filed with the SEC. There have been no material changes to the cases as disclosed in the Annual Report.

Risk Factors

As a company, we face numerous risks incidental to our business.  We face risks that are inherent to companies in our industry, as well as operational, financial and regulatory risks that are unique to us.  These and other material risks that we face are described in detail in “Item 3. Key Information— Risk Factors” of our Annual Report on Form 20-F dated March 10, 2011, filed with the SEC.

 We encourage you to read the detailed description of the risks that we face in our Annual Report on Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Annual Report could have a material adverse effect on our company and our results of operations, cash flows and financial condition which could result in a decrease in the value or trading prices of our securities.